Exhibit 12.1

July 17, 2026

Noyack Logistics Income REIT II, Inc.

33 Park Place, Suite 400

New York, NY 10007

Re: Securities Qualified under Offering Statement on Form 1-A

Ladies and Gentlemen:

I have acted as counsel to you in connection with your filing of an Offering Statement on Form 1-A (as amended or supplemented, the “Offering Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the qualification of the offering by Noyack Logistics Income REIT II, Inc. (the “Issuer”), of up to $75,000,000 in shares of your common stock, par value $0.01 per share (the “Shares”).

I have reviewed such documents and made such examination of law as I have deemed appropriate to give the opinion set forth below. I have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinion set forth below is limited to the Maryland General Corporation Law.

Based on the foregoing, I am of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of that certain Subscription Agreement, a form of which is included as Exhibit 4.1 to the Offering Statement, the Shares will be validly issued, fully paid and non-assessable.

I hereby consent to the inclusion of this opinion as Exhibit 12.1 to the Offering Statement. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Kenneth Betts
General Counsel